SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)

Tab Products Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

873197 10 7

(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 873197107                                           Page 2 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip Ean Cohen
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Australia
--------- ----------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          338,900
                  ------- ------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY             -0-
    OWNED BY      ------- ------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            338,900
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 3 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Ohio

--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        338,900
                ------- --------------------------------------------------------
                 8      SHARED VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY    ------- --------------------------------------------------------
  OWNED BY       9      SOLE DISPOSITIVE POWER
    EACH
  REPORTING             338,900
 PERSON WITH    ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 4 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corporation
          13-3526420
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                     7      SOLE VOTING POWER

                            338,900
                    ------- ----------------------------------------------------
  NUMBER OF          8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                -0-
  OWNED BY          ------- ----------------------------------------------------
    EACH             9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                338,900
                    ------- ----------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 5 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Limited Partnership
          13-3526423
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        338,900
               -------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY     -------  --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            338,900
               -------  --------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 6 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thaddeus S. Jaroszewicz
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        100
                ------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY      ------- --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            100
                ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 7 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Watkins C. Johnston
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        1,000
                ------- --------------------------------------------------------
  NUMBER OF      8      SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY      ------- --------------------------------------------------------
    EACH         9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            1,000
                ------- --------------------------------------------------------
                10      SHARED DISPOSITIVE POWER

                        -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 8 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mark J. Dessy
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          5,000
    NUMBER OF     ------- ------------------------------------------------------
     SHARES        8      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              -0-
      EACH        ------- ------------------------------------------------------
    REPORTING      9      SOLE DISPOSITIVE POWER
   PERSON WITH
                          5,000
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 873197107                                           Page 9 of 12 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MS TP Limited Partnership
          35-2162082
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

----------------- ------- ------------------------------------------------------
                   7      SOLE VOTING POWER

                          338,900
                  ------- ------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY            -0-
    OWNED BY      ------- ------------------------------------------------------
      EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            338,900
                  ------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          -0-
----------------- ------- ------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          338,900 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 14 to Schedule 13D amends Items 3 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment Nos. 1-10 by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz ("Mr. Jaroszewicz"), HS Morgan Corporation, a Delaware corporation ("HS Morgan"), Watkins C. Johnston ("Mr. Johnston"), Mark J. Dessy ("Mr. Dessy"), and MS TP Limited Partnership, a Delaware limited partnership ("MS TP") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation").

Item 3.    Source and Amount of Funds or Other Consideration.

On June 13, 2002 HSMLP and LaSalle Bank National Association executed the Commitment Letter filed as an exhibit hereto. The Commitment Letter provides that LaSalle Bank has committed to making certain loans and financial accommodations to HSMLP and Tab Products of Canada Ltd. and their affiliates of up to $21,000,000 comprised of revolving loans and term loans.

Item 7.    Materials to be filed as Exhibits.

1.      LaSalle Bank Commitment Letter effective June 13, 2002.

Dated: June 13, 2002

*Phillip Ean Cohen

/s/ Thaddeus S. Jaroszewicz
Thaddeus S. Jaroszewicz

*Watkins C. Johnston

*Mark J. Dessy

HAMILTON SORTER CO., INC.,
an Ohio corporation

By:/s/ Thaddeus S. Jaroszewicz
Title: Chief Executive Officer

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By: HS MORGAN CORPORATION,
the General Partner

By:/s/ Thaddeus S. Jaroszewicz
Its: President

HS MORGAN CORPORATION,
a Delaware corporation

By:/s/ Thaddeus S. Jaroszewicz
Its: President

MS TP LIMITED PARTNERSHIP,
a Delaware limited partnership

By: MSTP, LLC, the General Partner

By:/s/ Thaddeus S. Jaroszewicz
Its: President

*By:/s/ Thaddeus S. Jaroszewicz
      Thaddeus S. Jaroszewicz
      Attorney-in-Fact

EXHIBIT 1

June 6, 2002

Mr. Thaddeus S. Jaroszewicz
HS Morgan Limited Partnership
3158 Production Drive
Fairfield, Ohio 45014

Dear Mr. Jaroszewicz:

        LaSalle Bank National Association (“Lender”) is pleased to commit to making certain loans and financial accommodations (“Loans”) to Tab Products Corp. (“Tab”) and Tab Products of Canada Ltd. (“Tab Canada”) (each a “Company” and collectively “Companies”) of up to Twenty-One Million and No/100 Dollars ($21,000,000.00), subject to the terms and conditions specified below and in the definitive loan documentation.

        As we understand the proposed transaction, a portion of the Loans will be used to (a) allow an affiliate of HS Morgan Limited Partnership (“HSMLP”) to acquire the stock of Tab (which will be merged into such affiliate of HSMLP) and (b) provide the Companies with additional working capital. All references to the collateral shall mean the assets of Companies and Tab.

        1. REVOLVING LOANS - Lender may, in its sole discretion, advance an amount up to the sum of the following sublimits (the "Revolving Loan Limit"):

        (a) Up to eighty-five percent (85%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to account debtors in connection therewith in the ordinary course of Companies’ business) of Companies’ “Eligible Accounts”; plus

        (b) Up to sixty percent (60%) of the lower of the cost or market value of Companies’ “Eligible Inventory” or Three Million and No/100 Dollars ($3,000,000.00), whichever is less; minus

        (c) Such reserves as Lender may establish from time to time in its discretion including, without limitation, a reserve in an amount determined by Lender to be sufficient to satisfy any obligations to make payments in respect of the exercise of appraisal rights by any non-tendering shareholders of Tab;provided, that the Revolving Loan Limit shall in no event exceed Twenty-One Million and No/100 Dollars ($21,000,000.00) (the "Maximum Loan Limit").

        2. TERM LOANS - Lender may, in it sole discretion, advance the following amounts:

        (a) Up to eighty percent (80%) of the forced liquidation value of Companies’ equipment and up to sixty-one percent (61%) of the fair market value of those certain real properties described below (in each case, as determined by an appraiser acceptable to Lender) or Five Million and No/100 Dollars ($5,000,000.00), whichever is less (the “Term Loan”); plus

        (b) Up to eighty percent (80%) of the purchase price of the equipment purchased with such advances (exclusive of sales taxes, delivery charges and other “soft” costs related to such purchases), to be used by the Companies from time to time to purchase new equipment, or Two Million and No/100 Dollars ($2,000,000.00), whichever is less (the “CAPEX Loans”); provided, that prior to any advance under this subparagraph, the Companies shall furnish to Lender an invoice and acceptance letter for the equipment being purchased and shall have executed such documents and taken such other actions as Lender shall require to assure that Lender has a first perfected security interest in such equipment.

        3. TERM LOAN REPAYMENTS

        (a) Commencing thirty (30) days from the date of disbursement of the Loans under the Loan and Security Agreement, the Term Loan shall be repaid by an amount based upon a schedule of sixty (60) equal monthly payments plus a One Million and No/100 Dollars ($1,000,000.00) balloon payment on December 31, 2003. Such repayments shall be due and payable every month thereafter until the earliest to occur of (i) the date on which the Term Loan shall be repaid in full, and (ii) the date upon which the Loan and Security Agreement otherwise terminates pursuant to the provisions thereof on which date the remaining principal balance shall be due and payable.

        (b) The Companies shall repay to Lender monthly an amount sufficient (assuming a like payment each month) to repay the entire principal amount of each CAPEX Loans advance above within sixty (60) months following the date of such advance. Such payments shall be made on the thirtieth (30th) day following the date of each such advance, and on the corresponding day of each month thereafter until the earliest to occur of (i) the date upon which each such advance is repaid in full, and (ii) the date upon which the Loan and Security Agreement otherwise terminates pursuant to the provisions thereof on which date the remaining principal balance shall be repaid in full.

        4. LETTERS OF CREDIT - Lender is willing to cause the issuance of and co-sign for, upon Companies’ request, commercial and standby letters of credit, provided, that the aggregate undrawn face amount of such letters of credit shall not exceed One Million and No/100 Dollars ($1,000,000), in the aggregate. Companies shall pay the issuer’s normal charges for letters of credit, and in addition thereto, shall pay to Lender an administrative charge equal to one-fourth of one percent (1/4 of 1%) per month payable on the outstanding amount of such letters of credit, which charges shall be payable monthly in arrears on each day that interest is payable. Lender’s contingent liability under the letters of credit shall automatically reduce, dollar for dollar, the amount which Companies may borrow pursuant to Paragraph 1 above.

        5.INTEREST RATE -The Loans shall bear interest at the rate of three-quarter of one percent (0.75%) per annum in excess of Lender’s publicly announced prime rate (which is not intended to be Lender’s lowest or most favorable rate in effect at any time) (the “Prime Rate”) in effect from time to time, and shall be due and payable on the last business day of each month in arrears. Said rate of interest shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate. Upon the occurrence of an event of default the Loans shall bear interest at a rate of two percent (2%) per annum in excess of the interest rate otherwise payable thereon, which interest shall be payable on demand. All interest shall be calculated on the basis of a 360-day year.

        6. TERM OF LOAN - The original term of the Loans shall end on August 31, 2005. The Loan and Security Agreement shall automatically renew itself from year to year thereafter if neither party terminates it as set forth therein.

        7.ELIGIBILITY CRITERIA - Companies’ accounts and inventory shall be subject to such eligibility criteria and reserves as Lender, in its sole discretion elects to establish including, without limitation, with respect to Companies’ accounts the following:

        (a) Invoices evidencing such accounts shall be due and payable within ninety (90) days after the date of invoice; provided, however, that if more than twenty-five percent (25%) of the aggregate dollar amount of invoices owing by a particular account debtor remain unpaid ninety (90) days after the respective invoice dates thereof, then all accounts receivable due from that particular account debtor shall be deemed ineligible.

        8. LOAN COLLATERAL

        (a) A first and only lien on all of Companies’ assets, tangible or intangible, whether now owned or hereafter acquired by Companies, and wherever located, including, but not limited to accounts, inventory, instruments, investment property, documents, equipment, fixtures, general intangibles, and any and all proceeds of the foregoing.

        (b) A first mortgage, in form and substance satisfactory to the Lender, of those certain real properties located in Mayville, Wisconsin, and Turlock, California. Relative thereto, Companies shall execute and cause to be delivered to Lender such documentation as required by Lender, including but not limited to, title insurance (which shall contain such endorsements and exceptions as Lender deems necessary in its sole discretion), survey and environmental audit in form and substance satisfactory to Lender.

        (c) Guaranty of Companies’ European and Australian subsidiaries and such other subsidiaries as determined by Lender in its sole discretion secured by a first lien on the assets of such subsidiaries.

        (d) Stock Pledge regarding Companies’ European and Australian subsidiaries and such other subsidiaries as determined by Lender in its sole discretion.

        9.AUDIT FEES - Companies shall jointly and severally pay the normal audit fees and out-of-pocket expenses related to any such audit, including, but not limited to, air fare, lodging, and meals, to Lender to cover Lender’s periodic examinations of the loan collateral, as well as the Companies’ books and records.

        10. OUT-OF-POCKET EXPENSES - Companies shall jointly and severally reimburse Lender for the costs of the following: Uniform Commercial Code and other public record searches, lien and security interest filings, surveys, title insurance, environmental audits, appraisals, reasonable outside attorney’s fees, express mail, messenger or similar delivery charges.

        11. SUBORDINATED INDEBTEDNESS - Prior to Lender’s initial disbursement under the Loan and Security Agreement, Companies shall cause the appropriate individuals and/or entities to contribute to the Companies as equity or subordinated debt at least Fifteen Million Nine Hundred Forty-Seven Thousand and No/100 Dollars ($15,947,000.00) on terms and conditions satisfactory to Lender.

        12. RELATED TRANSACTIONS

        (a) Prior to disbursement of the Loans proposed herein, an affiliate of HSMLP shall have (i) acquired or have had tendered to it at least ninety percent (90%) of the outstanding shares of stock of Tab and (ii) met all other requirements necessary to complete a short-form merger of Tab with and into such affiliate immediately upon consummation of the tender offer, in a manner satisfactory to Lender, or otherwise entered into a merger agreement with Tab satisfactory to Lender. The Companies shall provide Lender with copies of any such agreements and all related documentation, and evidence satisfactory to Lender that any and all approvals of the transaction contemplated therein have been obtained and all applicable waiting periods have expired.

        (b) The purchase price for the stock of Tab shall not exceed Seven and No/100 Dollars ($7.00) per share with a maximum of Six and No/100 Dollars ($6.00) per share in the form of cash payments.

        (c) There shall be no order, injunction or restraining order which would prevent or delay the consummation of, or impose material adverse conditions on the tender offer or merger. There shall not exist any pending or threatened litigation which, in the judgment of Lender, would have a material adverse effect on the tender offer or merger, or Lender’s rights and remedies.

        13. FACILITY FEES - Companies shall jointly and severally pay to Lender an annual facility fee equal to one-half of one percent (1/2 of 1%) of the Maximum Loan Limit, which fee shall be fully earned by Lender and payable on the date that Lender makes its initial disbursement under the Loan and Security Agreement and on each anniversary of the date of the Loan and Security Agreement during the original term and any renewal term.

        14. CLOSING FEE - Companies shall jointly and severally pay to Lender a closing fee of one and one-fourth percent (1-1/4th%) of the Maximum Loan Limit, which fee shall be fully earned by Lender and payable on the date of disbursement under the Loan and Security Agreement.

        15. COMMITMENT FEE - HSMLP shall pay to Lender a commitment fee of Fifty Thousand and No/100 Dollars ($50,000.00) upon execution and delivery of this letter, which fee shall be fully earned and non-refundable upon execution hereof.

        16. LOCK BOX; COLLECTIONS

        (a) Payments from all of Companies' customers shall be mailed directly to a lock box at Lender maintained in Lender's name.

        (b) Lender shall, within two (2) business days after Lender receives checks in Chicago from Companies’ customers, apply such collections against Companies’ liabilities to Lender.

        17. PREPAYMENT FEES - In the event that any Company prepays the Loans prior to the end of the original term or any applicable renewal term and the Loan and Security Agreement is terminated as a result thereof, Companies shall jointly and severally pay a prepayment fee equal to (i) three percent (3%) of the Maximum Loan Limit if such prepayment occurs two (2) years or more prior to the end of the original term, (ii) two percent (2%) of the Maximum Loan Limit if such prepayment occurs less than two (2) years, but at least one (1) year prior to the end of the original term, or (iii) one percent (1%) of the Maximum Loan Limit if such prepayment occurs less than one (1) year prior to the end of the original term or any then current renewal term.

        18. ADDITIONAL CONDITIONS

        (a) Lender shall have received pro forma financial statements of the Companies after giving effect to the merger of Tab with an affiliate of HSMLP, as well as projected monthly income statements, balance sheets and cash flow statements in form and substance satisfactory to Lender in its sole discretion.

        (b) After giving effect to the initial Revolving Loans to be made upon closing of the transactions described herein, Companies shall have availability to borrow additional revolving loans of at least Three Million Five Hundred Thousand and No/100 Dollars ($3,500,000.00).

        (c) The transactions contemplated hereby, including disbursement of the initial Loans described herein shall have been consummated on or before the close of business on September 30, 2002.

        19. MISCELLANEOUS

        (a) Companies shall submit internally-prepared consolidated and consolidating financial statements to Lender on a monthly basis and certified consolidated and consolidating financial statements at year end. Companies shall provide collateral reports no less often than weekly.

        (b) Prior to disbursement under the Loan and Security Agreement, Companies shall provide to Lender certificate(s) of insurance which includes (a) the dollar amount of the coverage on the items located at each of Companies’ locations, and (b) endorsements indicating Lender’s interest as Lender’s Loss Payee and, as appropriate, Mortgagee, on Companies’ casualty insurance policies, additional insured on Companies’ liability insurance policies and assignee on Companies’ business interruption insurance policies.

        (c) Companies are required to maintain their general checking accounts with Lender. Normal charges shall be assessed thereon. Although no compensating balance is required, Companies may keep monthly balances in order to merit earnings credits which may cover the Lender’s service charges for demand deposit account activities. Additionally, Companies shall utilize Lender’s trust department in connection with any services necessary to complete a tender offer for the stock of Tab or merger of Tab into an affiliate of HSMLP.

        (d) Within thirty (30) days after the initial Loans are advance, the Companies shall enter into interest rate hedging agreements for not less than Five Million and No/100 Dollars ($5,000,000.00) in a manner satisfactory to Lender.

        (e) HSMLP acknowledges and agrees that there are no other understandings between the parties, oral or written, relating to the financing committed to herewith other than what is set forth in this letter.

        (f) Disbursement of the Loans hereunder is contingent upon all documentation and other legal matters, being in form and substance satisfactory to Lender and Lender’s counsel including, without limitation, (i) with respect to the Loan and Security Agreement, covenants, financial and otherwise, representations and warranties, and all other documentation and legal matters relating to the asset purchase referred to above and (ii) Solvency Opinion from outside third party.

        (g) Disbursement of the Loans hereunder is contingent upon no material adverse change, as determined by Lender, in the condition or operations (financial or otherwise) of Companies having occurred and no actions or proceedings being pending or threatened against Companies which might materially adversely affect Companies during the period commencing on the date of this letter and ending on the date of disbursement of the Loans.

        (h) HSMLP hereby waive any right to a trial by jury in any action to enforce or defend any matter arising from or related to this letter.

        (i) This letter and the transactions contemplated hereby shall be governed by and interpreted in accordance with the laws of the State of Illinois.

        (j) HSMLP hereby submits to the jurisdiction of any state or federal court located in Cook County, Illinois, over any action or proceeding to enforce or defend any matter arising from or related to this letter. HSMLP hereby irrevocably waives, to the fullest extent HSMLP may effectively do so, the defense of an inconvenient forum to the maintenance of any such action or proceeding. HSMLP agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

        If the foregoing commitment is acceptable to you, please execute the two enclosed copies of this letter and return the same to the Lender along with the commitment fee no later than 5:00 P.M. on June 15, 2002, the time and date at which this commitment, if not accepted by Companies expires, unless extended by Lender in writing.

Very truly yours, LASALLE BANK NATIONAL ASSOCIATION By Title
Accepted and Agreed this 13th
day of June, 2002

HS MORGAN LIMITED PARTNERSHIP

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